SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)*

                  Preferred Income Management Fund Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    74037Q10
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street, Suite 700
                             Denver, Colorado  80202
                                  (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 14, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))




Cusip No. 74037Q10

                             Page 1 of 14


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Horejsi Enterprises, Inc.

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a)
                                               (b)

    3      SEC USE ONLY


    4     SOURCE OF FUNDS*

          WC OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Kansas

                           7    SOLE VOTING POWER
        NUMBER OF
        SHARES
                                2,071,430

                           8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
                           9    SOLE DISPOSITIVE POWER
          EACH
       REPORTING
                                2,071,430
                          10   SHARED DISPOSITIVE POWER
         PERSON
         WITH                  0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,071,430

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.0%
   14     TYPE OF REPORTING PERSON*

          CO


Cusip No. 74037Q10


                                      Page 2 of 14 Pages


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Stewart R. Horejsi

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                      (a)
                                      (b)

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*

          Not applicable

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                           7    SOLE VOTING POWER
        NUMBER OF
        SHARES                  0

                           8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0

                           9     SOLE DISPOSITIVE POWER
          EACH
       REPORTING                0

                           10   SHARED DISPOSITIVE POWER
         PERSON
         WITH                   0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%

   14     TYPE OF REPORTING PERSON*
          IN


Cusip No. 74037Q10

                                    Page 3 of 14 Pages


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Larry L. Dunlap

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a)
                                           (b)

    3     SEC USE ONLY


    4     SOURCE OF FUNDS*

          Not applicable
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                           7    SOLE VOTING POWER
        NUMBER OF

         SHARES                 0

                           8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0

                           9    SOLE DISPOSITIVE POWER
          EACH
       REPORTING                0

                           10   SHARED DISPOSITIVE POWER
         PERSON
         WITH                   0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

   14     TYPE OF REPORTING PERSON*
          IN


Cusip No. 74037Q10

                        Page 4 of 14 Pages


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lola Brown Trust No. 1B

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)
                                                 (b)
    3     SEC USE ONLY

    4     SOURCE OF FUNDS*
          WC OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Kansas

                           7    SOLE VOTING POWER
        NUMBER OF
         SHARES                 1,519,265

                           8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0

                           9    SOLE DISPOSITIVE POWER
        EACH
        REPORTING               1,519,265

                           10   SHARED DISPOSITIVE POWER
         PERSON
          WITH                  0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,519,265

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.13%

   14     TYPE OF REPORTING PERSON*
          OO


Cusip No. 74037Q10


                                  Page 5 of 14 Pages


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Badlands Trust Company

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                              (a)
                                              (b)

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*
          WC OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          South Dakota

                           7    SOLE VOTING POWER
        NUMBER OF
        SHARES                  12,735

                           8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                 0

                           9    SOLE DISPOSITIVE POWER
          EACH
       REPORTING                12,735

                           10   SHARED DISPOSITIVE POWER
         PERSON
          WITH                  0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,735

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .13%

   14     TYPE OF REPORTING PERSON*
          CO


Cusip No. 74037Q10


                              Page 6 of 14 Pages


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stewart R. Horejsi Trust No. 2

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                              (a)
                                              (b)

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*
          Not applicable

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Kansas

                          7    SOLE VOTING POWER
        NUMBER OF
        SHARES                 0

                          8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY               0

                          9    SOLE DISPOSITIVE POWER
          EACH
       REPORTING               0

                         10    SHARED DISPOSITIVE POWER
         PERSON
          WITH                 0

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%

   14   TYPE OF REPORTING PERSON*
        OO


                                  Page 7 of 14


                  Amendment No. 17 to Statement on Schedule 13D

            This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares") of Preferred Income Management Fund Incorporated, a Maryland corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this statement, previously filed by (i) Horejsi Enterprises, Inc. ("HEI"), as a direct beneficial owner of the Shares, (ii) The Lola Brown Trust No. 1B (the "Brown Trust") as the direct beneficial owner of Shares, and (iii) Stewart R. Horejsi and Larry L. Dunlap, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 2.     Identity and Background

            No change except for the addition of the following:

            (a) In addition to HEI, the Brown Trust and Messrs. Horejsi and Dunlap, this statement is also filed by Badlands Trust Company ("Badlands"), as the direct holder of Shares, and by Stewart R. Horejsi Trust No. 2 (the "Stewart Horejsi Trust"), as the sole stockholder of Badlands. HEI, the Brown Trust, Badlands, the Stewart Horejsi Trust and Messrs. Horejsi and Dunlap are referred to in this statement as the "Reporting Persons." By signing this statement, each Reporting Person agrees that this statement is filed on its or his behalf.

            The directors of Badlands are Mr. Dunlap, Stephen C. Miller, John Raforth, Tom Foye and Susan Ciciora. The executive officers of Badlands are Stephen C. Miller, President, John Raforth, Secretary, and Laura Rhodenbaugh, Cashier.

            Trustees of Stewart Horejsi Trust are Mr. Dunlap, Ms. Ciciora and Robert H. Kastner.

            (b) The business address of Badlands is 818 St. Joseph Street, P.O. Box 2670, Rapid City, South Dakota 57709. The business address of the Stewart Horejsi Trust is 253 North Santa Fe, Salina, Kansas 67402.

            The business address of Messrs. Raforth and Foye is 818 St. Joseph Street, P.O. Box 2670, Rapid City, South Dakota 57709. The business address of Ms. Rhodenbaugh is 253 North Santa Fe, Salina, Kansas 67402. The business address of Mr. Kastner is 127 South 8th Street, Salina, Kansas 67401.


            (c) Badlands is a corporation organized to act as a private trust company to administer the Brown Trust as well as other affiliated trusts. The Stewart Horejsi Trust is a trust organized by Mr. Horejsi for the benefit of his issue.

            Mr. Miller is general counsel of a subsidiary of HEI and is an attorney in private practice. Messrs. Raforth and Foye are attorneys in private practice. Ms. Ciciora is Mr. Horejsi's daughter and a trustee of several affiliated trusts. Ms. Rhodenbaugh is assistant manager of Brown Welding Supply, L.L.C. Mr. Kastner owns and operates a plumbing business.

            (d) None of Badlands, the Stewart Horejsi Trust, and, to the best knowledge of the Reporting Persons, the executive officers and directors of Badlands and the trustees of the Stewart Horejsi Trust, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, none of Badlands, the Stewart Horejsi Trust, and, to the best knowledge of the Reporting Persons, the executive officers and directors of Badlands and the trustees of the Stewart Horejsi Trust, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

            (f)   Badlands is a South Dakota corporation.   The Stewart Horejsi
      Trust is a Kansas trust. The executive officers and directors of Badlands and the trustees of the Stewart Horejsi Trust are all citizens of the United States.

Item 3.     Source and Amount of Funds or Other Consideration

            No change except for the addition of the following:

            The total amount of funds required by and the Brown Trust to acquire the Shares reported in Item 5(c) was $1,297,489.50 (including commissions). Such funds were or will be provided by the Brown Trust's cash on hand and margin borrowings under accounts maintained by the Brown Trust with Merrill Lynch International Bank Limited.

            The total amount of funds required by Badlands to acquire the Shares reported in Item 5(c) was $199,939.50 (including commissions). Such funds were or will be provided by Badland's cash on hand.


Item 4.     Purpose of Transaction.

            No change except for the addition of the following:

            The Brown Trust purchased the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Badlands purchased the Shares described in Item 5(c) to acquire an equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with HEI, the Brown Trust, Badlands or the Stewart Horejsi Trust may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with HEI, the Brown Trust, Badlands or the Stewart Horejsi Trust may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

Item 5.     Interest in Securities of the Issuer.

            No change except for the addition of the following:

            (a) The Brown Trust is the direct beneficial owner of 1,519,265 Shares, or approximately 16.13% of the 9,416,743 Shares outstanding as of May 1, 1997, according to information contained in the Company's 1997 proxy statement. By virtue of the relationships previously reported in this statement, the trustees of the Brown Trust's trustees may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Brown Trust. The trustees of the Brown Trust disclaim all such beneficial ownership.

            Badlands is the direct beneficial owner of 12,735 Shares, or approximately .13% of the 9,416,743 Shares outstanding as of May 1, 1997, according to information contained in the Company's 1997 proxy statement. By virtue of the relationships reported in this statement, the Stewart Horejsi Trust, and its trustees may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by Badlands. The trustees of the Stewart Horejsi Trust disclaim all such beneficial ownership.

            By virtue of the relationships and transactions described in this statement, the HEI, the Brown Trust, Badlands, the Stewart Horejsi Trust and Messrs. Horejsi and Dunlap may be deemed to constitute a group. HEI disclaims beneficial ownership of Shares directly beneficially owned by the Brown Trust and Badlands, the Brown Trust disclaims beneficial ownership of Shares directly beneficially owned by the HEI and Badlands, and Badlands and the Stewart Horejsi each disclaim beneficial ownership of Shares directly beneficially owned by the Brown Trust and HEI.

            (c) Badlands has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in Item 2, Messrs. Dunlap, Miller, Raforth and Foye Ms. Ciciora may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Badlands.

            The table below sets forth purchases of the Shares by the Brown Trust since August 29, 1997. All of such purchases were effected by the Brown Trust on the New York Stock Exchange.

                                                   Approximate Price
                                                      Per Share
       Date          Amount of Shares       (exclusive of commissions)

       9/5/97               3,800                     $15.375
       9/8/97               4,000                     $15.375
       9/9/97                 800                     $15.375
      9/10/97               3,700                     $15.375
      9/11/97               7,500                     $15.375
      9/12/97               5,600                     $15.375
      9/15/97               3,600                     $15.4375
      9/16/97                 800                     $15.4375
      9/18/97               4,400                     $15.625
      9/19/97              20,000                     $15.75
      9/19/97               1,700                     $15.625
      10/14/97             27,265                     $15.70


            The table below sets forth purchases of the Shares by Badlands. All of such purchases were effected by the Brown Trust on the New York Stock Exchange.

                                                 Approximate Price
                                                    Per Share
     Date            Amount of Shares          (exclusive of commissions)

    10/14/97             12,735                     $15.70


            (d) Badlands has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by it.


Item 7.     Material to be Filed as Exhibits.

            No change except for the addition of the following:

            Exhibit 7.  Joint Filing Agreement

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   October 21, 1997
                               /s/  Stewart R. Horejsi
                                    Stewart R. Horejsi


                               /s/  Larry L. Dunlap
                                    Larry L. Dunlap, individually, as
                                    Chairman and President of Horejsi
                                    Enterprises, Inc., as trustee of The Lola
                                    Brown Trust No. 1B, and as trustee of the
                                    Stewart R. Horejsi Trust No. 2


                                /s/  Stephen C. Miller
                                     Stephen C. Miller, as President of
                                     Badlands Trust Company